Mail Room 4561

April 6, 2007

Michael W. Trudnak
Chairman and Chief Executive Officer
Guardian Technologies International, Inc.
516 Herndon Parkway, Suite A
Herndon, Virginia 20170

> **Re:** **Guardian Technologies International, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed on March 29, 2007**
> **File No. 333-139591**

Dear Mr. Trudnak:

We have reviewed your responses and amended filings and have the following comment.

General

1. Please refer to prior comment 2 of our letter dated March 9, 2007. We note your revised disclosure on the cover page indicating that the prospectus is not available with regard to the resale of shares to be issued in lieu of interest that accrues after the date of filing. However, the cover page indicates that the registration statement includes shares issuable in lieu of interest pursuant to the terms of the debentures. It appears that this cover page reference, footnote 6 to the fee table, and similar language elsewhere in the prospectus are inconsistent with the statement that the prospectus may not be used for interest shares accrued after the date of filing. If your filing pertains to shares to be issued in payment of interest accrued before December 22, 2006, please revise appropriately.

Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (202) 318-4486
       Neil R.E. Carr, Esquire
       Babirak, Vangellow & Carr, P.C.